John C. Kirkland
Partner
T:424-202-6050
F:424-202-6250
jkirkland@dreierstein.com
August 4, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Clearant, Inc.
Form 10-KSB/A for the Year Ended December 31, 2007
File No. 000-50309
Filed April 1, 2008
Ladies and Gentlemen:
     Enclosed for filing by our client Clearant, Inc. (the “Company”), in response to the staff comment letter dated July 21, 2008, is Amendment No. 1 to Form 10-KSB for the year ended December 31, 2007.
     Set forth below are the comments from the staff comment letter followed by the Company’s response.
Form 10-KSB for the year ended December 31, 2007
Comment No. 1
     While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-B. Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.
     In addition, please consider whether management’s failure to provide the disclosure required by Item 308(T)(a)(3) impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.
The Water Garden | 1620 26th Street | 6th Floor, North Tower | Santa Monica, CA 90404
T:310.828.9050 F:310.828.9101 | Century City • New York • Stamford • Albany | www.dreierstein.com

RESPONSE
     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our internal control over financial reporting was effective.
     Amendment No. 1 to the Form 10-KSB discloses the above conclusion reached in management’s evaluation of internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-B.
     Management has considered whether its failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of disclosure controls and procedures as of December 31, 2007, and has determined that no revision of the disclosure set forth in the original filing is required.
     Attached to this letter is a letter signed by the Chief Executive Officer and Chief Financial Officer of the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at 424.202.6050 if you have any questions or need anything further.

Sincerely, /s/ John C. Kirkland John C. Kirkland
Attachments
cc: Jon Garfield